EXHIBIT 21.1

Subsidiaries of the Registrant

1.	Xing Bang Industry Group Limited, a British Virgin Islands company and a wholly-owned subsidiary of the Registrant (“Xingbang BVI”);

2.	China Group Purchase Alliance Limited, a Hong Kong company and a wholly-owned subsidiary of Xingbang BVI (“Xingbang HK”);

3.
Guangzhou Xingbang Information Consulting Co., Ltd., a wholly foreign-owned enterprise, or the “WFOE”, formed in the People’s Republic of China (“PRC”) and a wholly-owned subsidiary of Xingbang HK; and

4.
Guangdong Xingbang Industry Information & Media Co. Ltd., our principal operating subsidiary, which is a Chinese variable interest entity that the WFOE controls through certain contractual arrangements (“Guangdong Xingbang”).